As filed with the Securities and Exchange Commission on September 9, 2003

Registration No. 333-106831

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MCF CORPORATION

(Exact name of registrant as specified in charter)

Delaware

(State or other jurisdiction of incorporation or organization)

11-2936371

(I.R.S. Employee Identification No.)

601 Montgomery Street

18th Floor

San Francisco, California 94111-2622

(415) 248-5600

(Address and telephone number of executive offices and principal place of business)

D. Jonathan Merriman, Chairman and Chief Executive Officer

MCF Corporation

601 Montgomery Street

18th Floor

San Francisco, California 94111-2622

(415) 248-5600

(Name, address and telephone number of agent for service)

Copies of all communications to:

Christopher Aguilar, Esq., General Counsel	Michael C. Doran, Esq.
MCF Corporation	Carr & Ferrell LLP
601 Montgomery Street	2225 East Bayshore Road
18th Floor	Suite 200
San Francisco, California 94111-2622	Palo Alto, CA 94303
(415) 248-5634	(650) 812-3473

Approximate date of proposed sale to the public: From time to time or at one time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

MCF CORPORATION

Common stock by selling stockholders

The selling stockholders or their successors may sell, from time to time, in one or more offerings:

•	6,097,058 shares of common stock currently held by them, which represents 22% of the 27,885,259 shares of common stock outstanding as of September 8, 2003; and

•	35,850,196 shares of common stock issuable upon conversion of notes and preferred stock and exercise of warrants currently held by them, which number is equal to 129% of the 27,885,259 shares of common stock outstanding as of September 8, 2003.

We will not receive proceeds from the sale of shares by our stockholders or the resale of our stockholders’ shares that are issued when our notes and our preferred stock are converted and our warrants are exercised; however, we will receive proceeds from the exercise of our warrants, if and when they are exercised. The selling stockholders include certain of our officers and directors. Of the 6,097,058 shares of common stock currently outstanding being registered on the registration statement of which this prospectus forms a part, 160,000 shares, or 3%, may be sold by these officers and directors. Of the 35,850,196 shares of common stock issuable upon conversion of notes and preferred stock and exercise of warrants on the registration statement of which this prospectus forms a part, 1,923,311 shares, or 5%, may be sold by these officers and directors. Our officers and directors as a group held 4,459,604 shares of common stock (assuming the (i) conversion of all convertible preferred stock and convertible promissory notes; (ii) exercise of all warrants; and (iii) exercise of all option exercisable within 60 days), or approximately 16% of the 27,885,259 shares outstanding as of September 8, 2003. Assuming all the shares being registered are sold, our officers and directors as a group would hold 2,376,293 shares of common stock, or 3% of the 69,832,513 shares outstanding after the offering.

Please see the risk factors beginning on page 2 to read about certain factors you should consider before buying shares of our common stock.

Our common stock is listed on the American Stock Exchange under the symbol MEM. The reported last sale price on the American Stock Exchange on September 8, 2003 was $0.79.

Neither the Securities and Exchange Commission, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2003

INSIDE FRONT COVER

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements regarding

•	future events,

•	our financial performance and operating results,

•	our business strategy, and

•	our financing plans

are forward-looking statements. In some cases you can identify forward-looking statements by terminology, such as “may,” “will,” “would,” “should,” “could,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms, or other comparable terminology. These statements are only predictions. Known and unknown risks, uncertainties and other factors could cause actual results to differ materially from those contemplated by the statements. In evaluating these statements, you should specifically consider various factors, including the risks described in the “Risk Factors” section and elsewhere in this prospectus. These factors may cause our actual results to differ materially from any forward-looking statements.

Prospectus Summary

Because this is a summary, it may not contain all information that may be important to you. You should read this entire prospectus, including the information incorporated by reference and the financial data and related notes, before making an investment decision. When used in this prospectus, the terms “we,” “our” and “us” refer to MCF and not to the selling stockholders.

MCF

We are a securities broker-dealer and investment bank serving emerging growth companies and institutional investors. We provide sales and trading services primarily to institutions, as well as advisory and investment banking services to our corporate clients. Our Merriman Curhan Ford & Co. subsidiary is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. We began actively engaging in providing securities brokerage and investment banking services in January 2002.

Our aim is to fill the void in San Francisco-based investment banking services for emerging-growth companies by offering research, brokerage, investment banking, advisory and corporate services for our institutional and corporate clients. By the end of the 1990’s, many of the investment banking firms that previously served emerging-growth companies were acquired by large commercial banks and subsequently refocused to serve larger clients and larger transactions. We plan to fill this gap by originating differentiated research for our institutional investor clients and providing specialized services for our emerging-growth corporate clients. The market sectors for our research focus include technology, telecommunications, consumer growth and life technology. Within these sectors, the industries covered include branded consumer, communications and networking, data storage, enterprise software, entertainment and leisure, health enabling technology and service, restaurant, specialty consumer finance and wireless telecommunication. Our mission is to become a leader in the researching, advising, financing and trading of emerging growth companies.

The registration statement of which this prospectus forms a part relates to the registration for the account of selling stockholders, including certain of our officers and directors, of shares of common stock held by them and shares of common stock issuable upon conversion of notes and preferred stock and exercise of warrants currently held by them. The shares being offered hereby are being registered to permit public secondary trading and the selling stockholders may offer all or part of the shares for resale from time to time pursuant to contractual arrangements whereby we agreed to register the shares of the selling stockholders. However, the selling stockholders, including those selling stockholders who are our officers and directors, are under no obligation to sell all or any portion of such shares nor are the selling stockholders obligated to sell any shares immediately under this prospectus.

The mailing address of our principal executive offices is 601 Montgomery Street, 18th Floor, San Francisco, California 94111-2622. Our telephone number is (415) 248-5600 and our web site address is www.merrimanco.com.. Information contained on our web site is not part of this prospectus.

Risk Factors

This offering involves a high degree of risk. Each prospective investor should carefully consider the risks described below and other information in this prospectus before making an investment decision.

It is difficult to evaluate our business and prospects because we have a limited operating history.

We began actively engaging in providing securities brokerage and investment banking services in January 2002. This is an entirely new business for us, and is a complete break with the business previously engaged in by us, the bandwidth brokerage business. Accordingly, we have a limited operating history on which to base an evaluation of our business and prospects. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development. We cannot assure you that we will be successful in addressing these risks and our failure to do so could have a material adverse effect on our business and results of operations.

We may never be able to achieve and maintain profitability.

Our ability to attain a positive cash flow and become profitable depends on our ability to generate and maintain greater revenues while incurring reasonable expenses. This, in turn, depends, among other things, on the development of our securities brokerage and investment banking business, and we may be unable to achieve and maintain profitability if we fail to do any of the following:

•	establish, maintain and increase our client base;

•	manage the quality of our services;

•	compete effectively with existing and potential competitors;

•	further develop our business activities;

•	manage expanding operations; and

•	attract and retain qualified personnel.

If we do achieve a positive cash flow and profitability, we cannot be certain that we will be able to sustain or increase them on a quarterly or annual basis in the future. Our inability to achieve or maintain profitability or positive cash flow could result in disappointing financial results, impede implementation of our growth strategy or cause the market price of our common stock to decrease. Accordingly, we cannot assure you that we will be able to generate the cash flow and profits necessary to sustain our business expectations, which makes our ability to successfully implement our business plan uncertain.

Because we are a developing company, the factors upon which we are able to base our estimates as to the gross revenues and the number of participating clients that will be required for us to attain a positive cash flow and any additional financing that may be needed for this purpose are unpredictable. For these and other reasons, we cannot assure you that we will not require higher gross revenues, and an increased number of clients, securities brokerage and investment banking transactions, and/or more time in order for us to complete the development of our business that we believe we need to be able to cover our operating expenses, or obtain the funds necessary to finance this development. It is more likely than not that our estimates will prove to be inaccurate because actual events more often than not differ from anticipated events. Furthermore, in the event that financing is needed in addition to the amount that is required for this development, we cannot assure you that such financing will be available on acceptable terms, if at all. Accordingly, we can neither assure nor represent to you that our business will ever generate a positive cash flow or be profitable.

We have a history of operating losses and negative cash flow and we anticipate losses and negative cash flow to continue for the foreseeable future. Unless we are able to generate profits and positive cash flow we may not be able to continue operations.

We have incurred net losses since our inception and financed our operations primarily through sales of equity and debt securities. We incurred net losses of $3,405,000, $30,072,000 and $44,729,000 for the years ended December 31, 2002, 2001 and 2000, respectively, and negative cash flow from operations of $3,434,000, $13,360,000 and $17,161,000 in 2002, 2001 and 2000, respectively. At June 30, 2003, our accumulated deficit since inception was $91,015,327. We expect operating losses and negative cash flow to continue for the foreseeable future. We may never achieve a positive cash flow and profitability and even if we do, we may not sustain or increase them on a quarterly or annual basis in the future. If we are unable to achieve and sustain a positive cash flow and profitability, we may be unable to continue our operations.

The markets for securities brokerage and investment banking services are highly competitive. If we are not able to compete successfully against current and future competitors, our business and results of operations will be adversely affected.

We are engaged in the highly competitive financial services and investment industries. We compete with large Wall Street securities firms, securities subsidiaries of major commercial bank holding companies, U.S. subsidiaries of large foreign institutions, major regional firms, smaller niche players, and those offering competitive services via the Internet. Many competitors have greater personnel and financial resources than we do. Larger competitors are able to advertise their products and services on a national or regional basis and may have a greater number and variety of distribution outlets for their products, including retail distribution. Discount and Internet brokerage firms market their services through aggressive pricing and promotional efforts. In addition, some competitors have much more extensive investment banking activities than we do and therefore, may possess a relative advantage with regard to access to deal flow and capital.

Increased pressure created by any current or future competitors, or by our competitors collectively, could materially and adversely affect our business and results of operations. Increased competition may result in reduced revenue and loss of market share. Further, as a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service or marketing decisions or acquisitions that also could materially and adversely affect our business and results of operations. We cannot assure you that we will be able to compete successfully against current and future competitors. In addition, new technologies and the expansion of existing technologies may increase the competitive pressures on us.

We may experience reduced revenues due to declining market volume, price and liquidity, which can also cause counterparties to fail to perform.

Our revenues may decrease in the event of a decline in the market volume of securities transactions, prices or liquidity. Declines in the volume of securities transactions and in market liquidity generally result in lower revenues from trading activities and commissions. Lower price levels of securities may also result in a reduction in our revenues from corporate finance fees, as well as losses from declines in the market value of securities held by us in trading. Sudden sharp declines in market values of securities can result in illiquid markets and the failure of counterparties to perform their obligations, as well as increases in claims and litigation, including arbitration claims from customers. In such markets, we may incur reduced revenues or losses in our principal trading, market-making, investment banking, and advisory services activities.

We may experience significant losses if the value of our marketable security positions deteriorates.

We conduct securities trading, market-making and investment activities for our own account, which subjects our capital to significant risks. These risks include market, credit, counterparty and liquidity risks, which could result in losses for us. These activities often involve the purchase, sale or short sale of securities as principal in markets that may be characterized as relatively illiquid or that may be particularly susceptible to rapid fluctuations in liquidity and price.

We may experience significant fluctuations in our quarterly operating results due to the nature of our business and therefore may fail to meet profitability expectations.

Our revenues and operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors, including:

•	the level of institutional brokerage transactions and the level of commissions we receive from those transactions;

•	the valuations of our principal investments;

•	the number of capital markets transactions completed by our clients, and the level of fees we receive from those transactions; and

•	variations in expenditures for personnel, consulting and legal expenses, and expenses of establishing new business units, including marketing and technology expenses.

We record our revenues from a capital markets advisory transaction only when we have rendered the services and the client is contractually obligated to pay; generally, most of the fee is earned only after the transaction closes. Accordingly, the timing of our recognition of revenue from a significant transaction can materially affect our quarterly operating results.

We have registered one of our subsidiaries as a securities broker-dealer and, as such, are subject to substantial regulations. If we fail to comply with these regulations, our business will be adversely affected.

Because we have registered Merriman Curhan Ford & Co. with the Securities and Exchange Commission, or SEC, and the National Association of Securities Dealers, Inc., or NASD, as a securities broker-dealer, we are subject to extensive regulation under federal and state laws. The principal purpose of regulation and discipline of broker-dealers is the protection of customers and the securities markets rather than protection of creditors and stockholders of broker-dealers. The Securities and Exchange Commission is the federal agency charged with administration of the federal securities laws. Much of the regulation of broker-dealers, however, has been delegated to self-regulatory organizations, such as the NASD and national securities exchanges. The NASD is our primary self-regulatory organization. These self-regulatory organizations adopt rules, which are subject to SEC approval, that govern the industry and conduct periodic examinations of member broker-dealers. Broker-dealers are also subject to regulation by state securities commissions in the states in which they are registered. The regulations to which broker-dealers are subject cover all aspects of the securities business, including net capital requirements, sales methods, trading practices among broker-dealers, capital structure of securities firms, record keeping and the conduct of directors, officers and employees. The SEC and the self-regulatory bodies may conduct administrative proceedings, which can result in censure, fine, suspension or expulsion of a broker-dealer, its officers or employees. If we fail to comply with these rules and regulations, our business may be materially and adversely affected.

The regulatory environment in which we operate is also subject to change. Our business may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other United States or foreign governmental regulatory authorities or the NASD. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and the NASD.

Our business may suffer if we lose the services of our executive officers or operating personnel.

We depend on the continued services and performance of D. Jonathan Merriman, our Chairman and Chief Executive Officer, for our future success. We currently have an employment agreement with Mr. Merriman, which ends on October 8, 2003, but can be terminated by either party on 60 days’ notice. The agreement contains provisions that obligate us to make certain payments to Mr. Merriman and substantially reduce vesting periods of options granted to him if we should terminate him without cause or certain events resulting in a change of control of our board were to occur.

In addition to Mr. Merriman, we are currently managed by a small number of key management and operating personnel. We do not maintain “key man” insurance on any employee. Our future success depends, in part, on the continued service of our key executive, management and technical personnel, many of whom have only recently been hired, and our ability to attract highly skilled employees. Our business could be harmed if any key officer or employee were unable or unwilling to continue in his or her current position. From time to time we have experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees. Competition for employees in our industry is significant. If we are unable to retain our key employees or attract, integrate or retain other highly qualified employees in the future, such failure may have a material adverse effect on our business and results of operations.

Our business is dependent on the services of skilled professionals, and may suffer if we can not recruit or retain such skilled professionals.

During the six months ended June 30, 2003, two sales professionals combined accounted for 41% of our revenue from continuing operations. We have a number of revenue producers employed by our securities brokerage and investment banking subsidiary. We do not have employment contracts with these employees. The loss of one or more of these employees could adversely affect our business and results of operations.

Our compensation structure may negatively impact our financial condition if we are not able to effectively manage our expenses and cash flows.

We are able to recruit and retain investment banking, research and sales and trading professionals, in part because our business model provides that we pay our revenue producing employees a percentage of their earned revenue. Compensation and benefits is our largest expenditure and this variable compensation component represents a significant proportion of this expense. Compensation for our employees is derived as a percentage of our revenue regardless of the profitability of the Company. Therefore, we may continue to pay individual revenue producers, including officers of the Company acting in a revenue producing capacity, a significant amount of cash compensation as the overall business experiences negative cash flows and/or net losses. We may not be able to recruit or retain revenue producing employees if we modify or eliminate the variable compensation component from our business model.

We may be dependent on a limited number of customers for a significant portion of our revenues.

One customer accounted for 35% of our revenue from continuing operations in 2002. For the six months ended June 30, 2003, no single customer accounted for 10% of our revenue from continuing operations. However, we cannot assure you that we will not become dependent on one customer, or on a small number of customers, for a large percentage of our revenue in the future. If we do become dependent on a single customer or small group of customers, the loss of one or more large customers could materially adversely affect our business and results of operations.

We may be unable to effectively manage rapid growth that we may experience, which could place a continuous strain on our resources and, accordingly, adversely affect our business.

We plan to expand our operations. Our growth, if it occurs, will impose significant demands on our management, financial, technical and other resources. We must adapt to changing business conditions and improve existing systems or implement new systems for our financial and management controls, reporting systems and procedures and expand, train and manage a growing employee base in order to manage our future growth. We believe that future growth will require implementation of new and enhanced communications and information systems and training of our personnel to operate such systems. Furthermore, we may acquire existing companies or enter into strategic alliances with third parties, in order to achieve rapid growth. For us to succeed, we must make our existing business and systems work effectively with those of any strategic partners without undue expense, management distraction or other disruptions to our business. We may be unable to implement our business plan if we fail to manage any of the above growth challenges successfully. Our financial results may suffer and we could be materially and adversely affected if that occurs.

Our business and operations would suffer in the event of system failures.

Our success, in particular our ability to successfully facilitate securities brokerage transactions and provide high-quality customer service, largely depends on the efficient and uninterrupted operation of our computer and communications systems. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunication failures, break-ins, earthquake and similar events. Despite the implementation of network security measures, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and fulfill customer orders. Additionally, computer viruses may cause our systems to incur delays or other service interruptions, which may cause us to incur additional operating expenses to correct problems we may experience. Any of the foregoing problems could materially adversely affect our business or future results of operations.

We are highly dependent on proprietary and third-party systems; therefore system failures could significantly disrupt our business.

Our business is highly dependent on communications and information systems, including systems provided by our clearing brokers. Any failure or interruption of our systems, the systems of our clearing broker or third party trading systems could cause delays or other problems in our securities trading activities, which could have a material adverse effect on our operating results.

In addition, our clearing brokers provide our principal disaster recovery system. We cannot assure you that we or our clearing brokers will not suffer any systems failure or interruption, including one caused by an earthquake, fire, other natural disaster, power or telecommunications failure, act of God, act of war or otherwise, or that our or our clearing brokers’ back-up procedures and capabilities in the event of any such failure or interruption will be adequate.

Our common stock price may be volatile, which could adversely affect the value of your shares.

The market price of our common stock has in the past been, and may in the future continue to be, volatile. A variety of events may cause the market price of our common stock to fluctuate significantly, including:

•	variations in quarterly operating results;

•	our announcements of significant contracts, milestones, acquisitions;

•	our relationships with other companies;

•	our ability to obtain needed capital commitments;

•	additions or departures of key personnel;

•	sales of common stock or termination of stock transfer restrictions;

•	general economic conditions, including conditions in the securities brokerage and investment banking markets;

•	changes in financial estimates by securities analysts; and

•	fluctuation in stock market price and volume.

Many of these factors are beyond our control. Any one of the factors noted herein could have an adverse effect on the value of our common stock.

We could be sued in a securities class action lawsuit.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation often has been instituted against that company. We cannot assure you that we will not be subject to such litigation. Such litigation is expensive and diverts management’s attention and resources. If we are subject to such litigation, even if we ultimately prevail, our business and financial condition may be adversely affected.

Your ability to sell your shares may be restricted because there is a limited trading market for our common stock.

Although our common stock is currently traded on the American Stock Exchange, a trading market in our stock has been sporadic. Accordingly, you may not be able to sell your shares when you want or at the price you want.

Your ability to sell your shares could be significantly adversely affected because our common stock could be delisted from trading on the American Stock Exchange.

Although our common stock is listed for trading on the American Stock Exchange, it could be delisted because we may be unable to satisfy certain American Stock Exchange listing guidelines including market value, market price, financial condition and results of operations criteria. In particular, beginning December 31, 2003, we will be required to maintain net assets of at least $2,000,000 in order to comply with listing requirements. As of June 30, 2003, we had net assets of approximately $1,243,000. We cannot assure you that we will be able to reach the required level of net assets on a timely basis, or that we will be able to satisfy these guidelines on a continuing basis. Accordingly, although we have not received written notification of noncompliance from the American Stock Exchange with respect to this matter, we cannot represent to you that our common stock will continue to be listed. If the listing is not retained and our common stock is thereafter quoted only on the OTC Electronic Bulletin Board, a significantly less liquid market than the American Stock Exchange, a stockholder may find it even more difficult to dispose of, or to obtain accurate quotations as to the price of, the common stock. A delisting could also negatively affect our ability to raise additional capital in the future.

Our stock could become subject to the “penny stock” rules, which could impair the liquidity of your investment in our stock.

Depending on several factors including, among others, the future market price of our common stock, these securities could become subject to the so-called “penny stock” rules that impose additional sales practice and market making requirements on broker-dealers who sell and/or make a market in such securities. These factors could affect the ability or willingness of broker-dealers to sell and/or make a market in our common stock and the ability of purchasers of our common stock to sell their shares in the secondary market.

Issues related to Arthur Andersen LLP may impede our ability to access the capital markets.

If the SEC ceases accepting financial statements audited by Arthur Andersen LLP, we would be unable to access the public capital markets unless Ernst & Young LLP, our current independent accounting firm, or another independent accounting firm, is able to audit the financial statements originally audited by Arthur Andersen LLP. In addition, investors in any subsequent offerings for which we use Arthur Andersen LLP’s audit reports will not be entitled to recovery against Arthur Andersen LLP under Section 11 of the Securities Act for any material misstatements or omissions in those financial statements. Furthermore, Arthur Andersen LLP will be unable to participate in the “due diligence” process that would customarily be performed by potential investors in our securities, which process includes having Arthur Andersen LLP perform procedures to assure the continued accuracy of its report on our audited financial statements and to confirm its review of unaudited interim periods presented for comparative purposes. As a result, we may not be able to bring to the market successfully an offering of our securities. Consequently, our financing costs may increase or we may miss attractive market opportunities.

Anti-takeover provisions of the Delaware General Corporation Law could discourage a merger or other type of corporate reorganization or a change in control even if it could be favorable to the interests of our stockholders.

The Delaware General Corporation Law contains provisions that may enable our management to retain control and resist our takeover. These provisions generally prevent us from engaging in a broad range of business combinations with an owner of 15% or more of our outstanding voting stock for a period of three years from the date that such person acquires his or her stock. Accordingly, these provisions could discourage or make more difficult a change in control or a merger or other type of corporate reorganization even if it could be favorable to the interests of our stockholders.

Divestiture by a large stockholder, or group of stockholders, could result in a change of control.

35,850,196 shares of common stock issuable upon conversion of notes and preferred stock and exercise of warrants currently held by the selling stockholders are being registered on the registration statement of which this prospectus forms a part, as well as an additional 6,097,058 shares of common stock which are currently outstanding but which have not previously been registered and thus are subject to restrictions on resale. As of September 8, 2003, we had a total of 27,885,259 shares of common stock outstanding, including the 6,097,058 shares just mentioned being registered hereby. The possibility thus exists that the divesture by a selling stockholder, or group of selling stockholders, could result in a change of control, a change in the management, or both, of the Company. If such change in control or management were to occur, we cannot assure that the current policies of the Company would be maintained, which could harm the Company’s business and results of operations and result in a decline in the price of our shares.

Sales of the shares being registered hereby could depress the Company’s share price.

A total of 41,947,254 shares are being registered on the registration statement of which this prospectus forms a part. We have no way of knowing how many of these shares will be sold in the public market or when sales of all or any part of these shares might take place. To date, trading in our stock has been sporadic. If a large number or all of the shares being registered hereby were to be sold or offered for sale in the public market within a short time period, such offering or sale could severely adversely affect prevailing market prices for our common stock. Even if such shares were offered over a longer time period, their availability could adversely affect prevailing market prices for our common stock or restrain increases in the market price of our common stock.

Because our Board of Directors can issue common stock without stockholder approval, you could experience substantial dilution.

Our Board of Directors has the authority to issue up to 300,000,000 shares of common stock and to issue options and warrants to purchase shares of our common stock without stockholder approval in certain circumstances. Future issuance of additional shares of our common stock could be at values substantially below the price at which you may purchase our stock and, therefore, could represent further substantial dilution. In addition, our Board of Directors could issue large blocks of our common stock to fend off unwanted tender offers or hostile takeovers without further stockholder approval.

The rights of the holders of our Series A, Series B and Series C Convertible Preferred Stock may adversely affect your rights as a common stockholder.

We currently have outstanding 619,999 shares of Series A Convertible Preferred Stock, 8,750,000 shares of Series B Convertible Preferred Stock and 11,800,000 shares of Series C Convertible Preferred Stock.

The holders of the Series A Convertible Preferred Stock have a liquidation preference equal to $2.75 per share, plus dividends at the rate of 6% per annum payable in additional shares of Series A Convertible Preferred Stock.

The holders of the Series B Convertible Preferred Stock have the right to receive cumulative dividends of 3% per annum based on their original purchase price of $0.20 per share of Series B Convertible Preferred Stock. If there were to be a liquidation or winding up of the Company, the holders of the Series B Convertible Preferred Stock would be entitled to the amount of any accrued but unpaid dividends prior to and in preference to any payment to the holders of our common stock. The holders of the Series B Convertible Preferred Stock are not entitled to any other liquidation preference. Additionally, in the event that the Company fails to pay the dividends due on the Series B Convertible Preferred Stock for two consecutive quarters, the holders of the Series B Convertible Preferred Stock will be entitled to elect two members to the Company’s Board of Directors until such time as there remains outstanding less than 2,000,000 shares of Series B Convertible Preferred Stock.

The holders of the Series C Convertible Preferred Stock have the right to receive cumulative dividends of 3% per annum based on their original purchase price of $0.25 per share of Series C Convertible Preferred Stock. If there were to be a liquidation or winding up of the Company, the holders of the Series C Convertible Preferred Stock would be entitled to the amount of any accrued but unpaid dividends prior to and in preference to any payment to the holders of our common stock. The holders of the Series C Convertible Preferred Stock are not entitled to any other liquidation preference. Additionally, in the event that the Company fails to pay the dividends due on the Series C Convertible Preferred Stock for two consecutive quarters, the holders of the Series C Convertible Preferred Stock will be entitled to elect two members to the Company’s Board of Directors until such time as there remains outstanding less than 7,000,000 shares of Series C Convertible Preferred Stock.

The liquidation preferences described above are payable to the holders of our preferred stock prior to any payments to the holders of common stock in the event of a liquidation and in certain other situations, such as an acquisition of the Company or its assets. The rights of the holders of our preferred stock might have the effect of discouraging potential acquirers of the Company and delaying or deterring an acquisition which would be favorable to the holders of common stock. Alternatively, the rights of the holders of our preferred stock might result in the holders of common stock receiving a lower price or other consideration for their shares in the event of an acquisition or liquidation of the company, or in the holders of common stock receiving no consideration in the event of an acquisition or liquidation of the Company. Additionally, the rights of the holders of the Series B and C Convertible Preferred Stock to elect members of the Company’s Board of Directors in certain situations could result in the holders of the common stock losing control of the Company’s Board of Directors.

Our ability to issue additional preferred stock may adversely affect your rights as a common stockholder and could be used as an anti take-over device.

Our Articles of Incorporation authorize our Board of Directors to issue up to an additional 37,450,000 shares of preferred stock, without approval from our stockholders. If you purchase our common stock, this means that our Board of Directors has the right, without your approval as a common stockholder, to fix the relative rights and preferences of the preferred stock. This would affect your rights as a common stockholder regarding, among other things, dividends and liquidation. We could also use the preferred stock to deter or delay a change in control of our company that may be opposed by our management even if the transaction might be favorable to you as a common stockholder.

Our officers and directors exercise significant control over our affairs, which could result in their taking actions of which other stockholders do not approve.

Our executive officers and directors, current and past, and entities affiliated with them, currently control approximately 25% of our outstanding common stock prior to any conversion of any outstanding notes and/or exercise of options and warrants. These stockholders, if they act together, will be able to exercise substantial influence over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of us and might affect the market price of our common stock.

Any exercise of outstanding options and warrants will dilute then-existing stockholders’ percentage of ownership of our common stock.

We have a significant number of outstanding options and warrants. Shares issuable upon the exercise of these options and warrants, at prices ranging currently from approximately $0.18 to $14.40 per share, represent approximately 31% of our total outstanding stock on a fully diluted basis. The exercise of the outstanding options and warrants would dilute the then-existing stockholders’ percentage ownership of our common stock. Any sales resulting from the exercise of options and warrants in the public market could adversely affect prevailing market prices for our common stock. Moreover, our ability to obtain additional equity capital could be adversely affected since the holders of outstanding options and warrants may exercise them at a time when we would also wish to enter the market to obtain capital on terms more favorable than those provided by such options and warrants. We lack control over the timing of any exercise or the number of shares issued or sold if exercises occur.

Recent Developments

We held our annual stockholder meeting on June 20, 2003. At the meeting, the members of our Board of Directors were reelected and the stockholders approved:

•	our 2003 Stock Option and Incentive Plan;

•	the change of the name of the Company to MCF Corporation; and

•	the Company’s offer to exchange current promissory note holder’s notes for Series C Convertible Preferred Stock of the Company.

On June 30, 2003, promissory note holders elected to exchange their notes with a principal amount of $2.7 million for 10,800,000 shares of Series C Convertible Preferred stock. The Series C Convertible Preferred Stock is convertible on demand of the holder into MCF’s common stock at a ratio of 1:1. The holders of the Series C Convertible Preferred Stock will receive an annual dividend at the rate of 3.0% per annum, paid in cash.

On July 22, 2003, we changed our name from Ratexchange Corporation to MCF Corporation.

On August 19, 2003, we appointed two new members to our Board of Directors, Raymond J. Minehan and Dennis G. Schmal.

FINANCIAL INFORMATION

MCF CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Revenue:
Commissions	$1,722,758	$1,678,516	$3,002,599	$2,201,101
Principal transactions	516,183	106,168	731,523	124,776
Investment banking	340,865	220,743	712,740	246,416
Other	—	3,300	—	28,827

Total revenue	2,579,806	2,008,727	4,446,862	2,601,120

Operating expenses:
Compensation and benefits	1,778,884	1,478,743	3,166,820	2,387,334
Brokerage and clearing fees	263,533	238,030	566,053	395,572
Professional services	144,886	129,917	228,975	270,036
Occupancy and equipment	85,809	44,797	159,981	125,220
Communications and technology	200,121	57,008	384,942	88,292
Depreciation and amortization	17,049	100,281	32,279	199,375
Other	343,248	358,180	780,061	537,965

Total operating expenses	2,833,530	2,406,956	5,319,111	4,003,794

Operating loss	(253,724)	(398,229)	(872,249)	(1,402,674)
Interest income	7,633	12,221	11,734	27,717
Interest expense	(1,083,990)	(363,848)	(1,296,061)	(727,620)
Gain on retirement of convertible note payable	3,088,230	—	3,088,230	—

Income (loss) from continuing operations	1,758,149	(749,856)	931,654	(2,102,577)
Loss from discontinued operations	—	—	—	(262,843)

Net income (loss)	$1,758,149	$(749,856)	$931,654	$(2,365,420)

Net income (loss) available to common stockholders:
Basic	$1,177,644	$(803,138)	$309,441	$(2,501,202)

Diluted	$1,254,605	$(803,138)	$323,402	$(2,501,202)

Basic net income (loss) per share:
Income (loss) from continuing operations	$0.05	$(0.04)	$0.01	$(0.11)

Income (loss) from discontinued operations	$—	$—	$—	$(0.01)

Net income (loss)	$0.05	$(0.04)	$0.01	$(0.12)

Net income (loss) available to common stockholders	$0.05	$(0.04)	$0.01	$(0.12)

Diluted net income (loss) per share:
Income (loss) from continuing operations	$0.04	$(0.04)	$0.01	$(0.11)

Income (loss) from discontinued operations	$—	$—	$—	$(0.01)

Net income (loss)	$0.04	$(0.04)	$0.01	$(0.12)

Net income (loss) available to common stockholders	$0.04	$(0.04)	$0.01	$(0.12)

Weighted average common shares outstanding:
Basic	26,120,020	20,292,922	24,827,978	20,111,950
Diluted	32,846,345	20,292,922	27,286,542	20,111,950

MCF CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(unaudited)

	June 30, 2003	December 31, 2002
ASSETS
Cash and cash equivalents	$2,989,759	$1,402,627
Securities owned:
Marketable, at fair value	1,233,512	764,421
Not readily marketable, at estimated fair value	22,903	16,067
Restricted cash	610,240	610,240
Due from clearing broker	172,198	124,053
Accounts receivable, net	54,549	27,661
Equipment and fixtures, net	150,781	49,216
Debt issuance costs	74,396	612,673
Prepaid expenses and other assets	367,479	162,169

Total assets	$5,675,817	$3,769,127

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Accounts payable	$320,871	$112,041
Commissions payable	563,310	325,351
Accrued liabilities	728,428	342,454
Due to clearing and other brokers	22,345	63,550
Securities sold, not yet purchased	176,595	—
Deferred revenue	25,000	—
Capital lease obligation	4,456	—
Convertible notes payable, net	1,142,159	8,055,085
Notes payable	1,449,122	400,000

Total liabilities	4,432,286	9,298,481

Commitments and contingencies

Stockholders’ equity (deficit):
Preferred stock, Series A - $0.0001 par value; 2,000,000 shares authorized; 619,999 and 499,999 shares issued and outstanding as of June 30, 2003 and December 31, 2002, respectively; aggregate liquidation preference of $1,899,010 as of June 30, 2003	62	50
Preferred stock, Series B - $0.0001 par value; 12,500,000 shares authorized; 8,750,000 shares issued and outstanding as of June 30, 2003; aggregate liquidation preference of $13,125 as of June 30, 2003	875	—
Preferred stock, Series C - $0.0001 par value; 14,200,000 shares authorized; 11,800,000 shares issued and outstanding as of June 30, 2003; aggregate liquidation preference of $1,875 as of June 30, 2003	1,180	—
Common stock, $0.0001 par value; 300,000,000 shares authorized; 26,673,526 and 23,521,580 shares issued and outstanding as of June 30, 2003 and December 31, 2002, respectively	2,667	2,352
Additional paid-in capital	92,617,727	86,156,666
Accumulated deficit	(91,015,327)	(91,324,769)
Treasury stock	(363,653)	(363,653)

Total stockholders’ equity (deficit)	1,243,531	(5,529,354)

Total liabilities and stockholders’ equity (deficit)	$5,675,817	$3,769,127

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements regarding future events and our future results that are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as “may,” “will,” “should,” “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “predicts,” “potential” or “continue,” variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Readers are referred to risks and uncertainties identified under “Risk Factors” beginning on Page 2 and elsewhere herein. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Overview

We are a securities broker-dealer and investment bank serving emerging growth companies and institutional investors. We provide sales and trading services primarily to institutions, as well as advisory and investment banking services to our corporate clients. Our Merriman Curhan Ford & Co. subsidiary is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

Our aim is to fill the void in San Francisco-based investment banking services for emerging-growth companies by offering research, brokerage, investment banking, advisory and corporate services for our institutional and corporate clients. By the end of the 1990’s, many of the investment banking firms that previously served emerging-growth companies were acquired by large commercial banks and subsequently refocused to serve larger clients and larger transactions. We plan to fill this gap by originating differentiated research for our institutional investor clients and providing specialized services for our emerging-growth corporate clients. The market sectors for our research focus include technology, telecommunications, consumer growth and life technology. Within these sectors, the industries covered include branded consumer, communications and networking, data storage, enterprise software, entertainment and leisure, health enabling technology and service, restaurant, specialty consumer finance and wireless telecommunication. Our mission is to become a leader in the researching, advising, financing and trading of emerging growth companies.

Business Environment

The weak global and US economic conditions that existed in 2002 and in the first quarter of 2003 continued into the second quarter of 2003. The continued lack of capital spending, prolonged slump in the labor markets and high energy prices contributed to difficult market conditions. However, geopolitical tensions subsided during the second quarter of 2003. In addition, there was growing sentiment that the economy and corporate profits were strengthening and, as a result, consumer confidence increased during the quarter. The major equity indices were all up for the quarter ended June 30, 2003.

Our securities broker-dealer and investment banking activities are linked to the capital markets. In addition, our business activities are focused in the technology, telecommunications, consumer growth and life technology sectors. By their nature, our business activities are highly competitive and are not only subject to general market conditions, volatile trading markets and fluctuations in the volume of market activity, but also to the conditions affecting the companies and markets in our areas of focus.

Fluctuations in revenues also occur due to the overall level of market activity, which, among other things, affects the flow of investment dollars and the size, number and timing of investment banking transactions. In addition, a downturn in the level of market activity can lead to a decrease in brokerage commissions. Therefore, revenues in any particular period may not be representative of full-year results and may vary significantly from year to year and from quarter to quarter.

The financial services industry continues to be affected by an increasingly competitive environment. The relaxation of banks’ barriers to entry into the securities industry and expansion by insurance companies into traditional brokerage products, coupled with the repeal of laws separating commercial and investment banking activities, has increased the number and size of companies competing for a similar customer base. Many of such competitors have greater capital resources and additional associated services with which to pursue these activities.

Critical Accounting Policies and Estimates

The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, stock-based compensation, income taxes, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our condensed consolidated financial statements.

Revenue Recognition

Revenue generated from institutional brokerage transactions and related expenses are recorded on a trade date basis. Investment banking fees are recorded as revenue when the related service has been rendered and the client is contractually obligated to pay. Certain fees received in advance of services rendered are recognized as revenue over the service period.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Stock-Based Compensation

We utilize the Black-Scholes option pricing model to estimate the fair value of stock options and warrants granted to non-employees. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions including the expected stock price volatility. We use projected volatility rates, which are based upon historical volatility rates trended into future years. Our stock options and warrants have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimates.

Deferred Tax Valuation Allowance

We have concluded that it is more likely than not that our deferred tax assets as of June 30, 2003 and December 31, 2002 will not be realized based on the scheduling of deferred tax liabilities and projected taxable income. The amount of the deferred tax assets actually realized, however, could vary if there are differences in the timing or amount of future reversals of existing deferred tax liabilities or changes in the actual amounts of future taxable income. Should we determine that we will be able to realize all or part of the deferred tax asset in the future, an adjustment to the deferred tax asset will be recorded in the period such determination is made.

Financial Condition

June 30, 2003 Compared to December 31, 2002

Cash and cash equivalents

Cash and cash equivalents increased by $1,587,000, or 113%, from $1,403,000 as of December 31, 2002 to $2,990,000 as of June 30, 2003. Cash and cash equivalents was higher primarily as the result of proceeds from the issuance of Series B and Series C convertible preferred stock and convertible notes payable amounting to $3,000,000, partially offset by cash used to retire a convertible note payable, net cash used in our operating activities and the purchase of equipment and fixtures during the six month period ended June 30, 2003.

Marketable securities owned

Marketable securities owned increased by $470,000, or 62%, from $764,000 as of December 31, 2002 to $1,234,000 as of June 30, 2003. We increased the level of proprietary positions in equity securities during the six months ended June 30, 2003. The level of security positions fluctuates significantly during a given period and is determined by management based upon expectations of short-term movements in securities and markets.

Debt Issuance Costs

Debt issuance costs decreased by $539,000, or 88%, from $613,000 as of December 31, 2002 to $74,000 as of June 30, 2003. The decrease was primarily attributed to accelerated amortization related to the convertible notes payable that were converted to common stock or exchanged for Series C convertible preferred stock.

Convertible Notes Payable

Convertible notes payable decreased by $6,913,000, or 86%, from $8,055,000 as of December 31, 2002 to $1,142,000 as of June 30, 2003. The decrease was due to (i) the retirement of the convertible note payable held by Forsythe, (ii) the exchange of convertible notes payable for Series C convertible preferred stock, (iii) the conversion of notes payable to common stock, partially offset by the issuance of new convertible note payable with a $1 million face, and the amortization of original issue discounts amounting to $73,000 related to stock warrants and the resulting beneficial conversion feature.

In April 2003, we exercised our right to cancel the convertible note payable held by Forsythe with a principal sum of $5,949,000. The convertible note was carried on the balance sheet at the time of retirement net of discounts amounting to $820,000. During the three months ended June 30, 2003, investors exchanged convertible notes with a face amount of $2,700,000 into Series C convertible preferred stock. Also during the second quarter of 2003, investors converted notes payable with a principal sum of $350,000 into common stock. The notes payable that were exchanged or converted into equity were carried on the balance sheet net of discounts amounting to $451,000. In April 2003, we issued a $1,000,000 convertible note that was recorded net of discounts amounting to $258,000.

Notes Payable

Notes payable increased by $1,049,000, or 262%, from $400,000 as of December 31, 2002 to $1,449,000 as of June 30, 2003. The increase was primarily the result of the issuance of a $1,000,000 note payable to Forsythe in connection with the retirement of the convertible note payable.

Additional Paid-In Capital

Additional paid-in capital increased by $6,461,000, or 7%, from $86,157,000 as of December 31, 2002 to $92,618,000 as of June 30, 2003. The increase resulted from the following transactions (i) $5,236,000 for the issuance of Series B and Series C convertible preferred stock with detachable stock warrants, (ii) $400,000 for the issuance of common stock in connection with the retirement of the Forsythe convertible note payable, (iii) $350,000 for the conversion of notes payable to common stock, (iv) $258,000 for stock warrants and the beneficial conversion feature related to the $1,000,000 convertible note payable issued in April 2003, (v) $85,000 for the exercise of stock options and warrants, (vi) $70,000 for the accrual of Series A preferred stock dividends and (vii) $62,000 for amortization of stock-based compensation.

Results of Operations

Three Months ended June 30, 2003 Compared to Three Months ended June 30, 2002

Revenue

Revenue from continuing operations was $2,580,000 and $2,009,000 during the three months ended June 30, 2003 and 2002, respectively. The increase in revenue of approximately $571,000, or 28%, from 2002 to 2003 was attributed to the growth of our securities broker-dealer operations.

Agency commissions amounted to $1,723,000, or 67%, of our revenue during the three months ended June 30, 2003. This represented a 3% increase over the $1,679,000 recognized during the three months ended June 30, 2002. The higher agency commissions were primarily attributed to the hiring of additional sales and research professionals and an increase in the number of active client accounts during 2003 as compared to the similar period in 2002.

Principal transactions revenue, including market making and proprietary trading for our own account, amounted to $516,000, or 20%, of our revenue during the three months ended June 30, 2003. This represented a 387% increase compared to the $106,000 recognized during the three months ended June 30, 2002. We began our proprietary trading activities during the third quarter of 2002 and our market making activities during the fourth quarter of 2002.

Investment banking revenue amounted to $341,000, or 13%, of our revenue during the three months ended June 30, 2003. This represented a 54% increase compared to the $221,000 recognized during the three months ended June 30, 2002. Investment banking revenue resulted primarily from advisory service fees in connection with the closing of two transactions in each period.

During the three months ended June 30, 2003, no customer accounted for more than 10% of our revenue from continuing operations, while one customer accounted for 38% of our revenue from continuing operations during the three months ended June 30, 2002. During the three months ended June 30, 2003, two sales professionals each accounted for more than 10% of our revenue from continuing operations and combined accounted for 38%. One sales professional accounted for 65% of our revenue from continuing operations during the three months ended June 30, 2002.

Compensation and Benefits

Compensation and benefits expense was $1,779,000 and $1,479,000 during the three months ended June 30, 2003 and 2002, respectively. The increase of approximately $300,000, or 20%, from 2002 to 2003 was due primarily to higher commissions and variable compensation. Additionally, our headcount has increased from 26 in June 2002 to 56 in June 2003.

Brokerage and Clearing Fees

Brokerage and clearing fees were $264,000 and $238,000 during the three months ended June 30, 2003 and 2002, respectively. The increase of approximately $26,000, or 11%, from 2002 to 2003 was due to greater volume of brokerage transactions during the second quarter of 2003 as compared to the similar period in 2002. Merriman Curhan Ford & Co., formerly RTX Securities, is a fully-disclosed broker-dealer, which has engaged a third party clearing broker to perform all of the clearance functions. The clearing broker-dealer processes and settles the customer transactions for MCF & Co. and maintains the detailed customer records. Additionally, security trades are executed by third-party broker-dealers and electronic trading systems.

Professional Services

Professional services expense was $145,000 and $130,000 during the three months ended June 30, 2003 and 2002, respectively. The increase of approximately $15,000, or 12%, from 2002 to 2003 was primarily attributed to costs related to filing registration statements with the Securities and Exchange Commission.

Occupancy and Equipment

Occupancy and equipment expense was $86,000 and $45,000 during the three months ended June 30, 2003 and 2002, respectively. The increase of approximately $41,000, or 91%, from 2002 to 2003 resulted mostly from the increase in office space rented due to the continued hiring of institutional brokerage and investment banking professionals.

Communications and Technology

Communications and technology expense was $200,000 and $57,000 during the three months ended June 30, 2003 and 2002, respectively. The increase of approximately $143,000, or 251%, from 2002 to 2003 was due to higher telephone and data service fees incurred in our brokerage operations during 2003. The higher telephone and data service charges are the result of increased headcount and the opening of offices in California and Massachusetts.

Depreciation and Amortization

Depreciation and amortization expense was $17,000 and $100,000 during the three months ended June 30, 2003 and 2002, respectively. The decrease of approximately $83,000, or 83%, from 2002 to 2003 was due primarily to the disposal of equipment and fixtures not utilized during the fourth quarter of 2002. We purchased $76,000 of equipment and fixtures and did not dispose of any equipment or fixtures during the first six months of 2003.

Other Operating Expenses

Other operating expense was $343,000 and $358,000 during the three months ended June 30, 2003 and 2002, respectively. The decrease of approximately $15,000, or 4%, from 2002 to 2003 was attributed to our various efforts to minimize our operating expenses.

Interest Income

Interest income was $8,000 and $12,000 during the three months ended June 30, 2003 and 2002, respectively. The decrease of approximately $4,000, or 33%, from 2002 to 2003 was due to a lower average balance of interest earning assets, which decreased during the three months ended June 30, 2003 as compared to the similar period in 2002.

Interest Expense

Interest expense was $1,084,000 and $364,000 during the three months ended June 30, 2003 and 2002, respectively. The 2003 amount included $114,000 for interest expense and $970,000 for amortization of discounts and debt issuance costs, while the 2002 amount included $246,000 for interest expense and $118,000 for amortization of discounts and debt issuance costs. The decline in interest expense resulted from the modified terms of the convertible note payable held by Forsythe, which became effective January 1, 2003.

Gain on Retirement of Convertible Note Payable

In April 2003, we exercised our right to cancel the convertible promissory note held by Forsythe with the principal sum of $5,949,042. The fair value of the consideration provided to Forsythe was less than the carrying amount of the convertible note payable. The difference between the fair value of the consideration provided to Forsythe and the carrying amount of the note payable was recorded as a gain in condensed consolidated statements of operations.

Income Taxes

Although we reported net income during the three months ended June 30, 2003, we continued to incur operating losses. Accordingly, we have not provided for income taxes in the current period. If we report net income for the full year ending December 31, 2003, we believe that we have adequate net operating loss and tax credit carryforwards available to offset all or substantially all of any future provision for income taxes related to our results of operations for this period.

Six Months ended June 30, 2003 Compared to Six Months ended June 30, 2002

Revenue

Revenue from continuing operations was $4,447,000 and $2,601,000 during the six months ended June 30, 2003 and 2002, respectively. The increase in revenue of approximately $1,846,000, or 71%, from 2002 to 2003 was attributed to the growth of our securities broker-dealer operations.

Agency commissions amounted to $3,003,000, or 68%, of our revenue during the six months ended June 30, 2003. This represented a 36% increase over the $2,201,000 recognized during the six months ended June 30, 2002. The higher agency commissions were primarily attributed to the hiring of additional sales and research professionals and an increase in the number of active client accounts during 2003 as compared to the similar period in 2002.

Principal transactions revenue, including market making and proprietary trading for our own account, amounted to $732,000, or 16%, of our revenue during the six months ended June 30, 2003. This represented a 486% increase compared to the $125,000 recognized during the six months ended June 30, 2002. We began our proprietary trading activities during the third quarter of 2002 and our market making activities during the fourth quarter of 2002.

Investment banking revenue amounted to $713,000, or 16%, of our revenue during the six months ended June 30, 2003. This represented a 190% increase compared to the $246,000 recognized during the six months ended June 30, 2002. Investment banking revenue during 2003 resulted primarily from advisory service fees in connection with the closing of four transactions.

During the six months ended June 30, 2003, no customer accounted for more than 10% of our revenue from continuing operations, while one customer accounted for 37% of our revenue from continuing operations during the six months ended June 30, 2002. During the six months ended June 30, 2003, two sales professionals each accounted for more than 10% of our revenue from continuing operations and combined accounted for 41%. One sales professional accounted for 66% of our revenue from continuing operations during the six months ended June 30, 2002.

Compensation and Benefits

Compensation and benefits expense was $3,167,000 and $2,387,000 during the six months ended June 30, 2003 and 2002, respectively. The increase of approximately $780,000, or 33%, from 2002 to 2003 was due primarily to higher commissions and variable compensation. Additionally, our headcount has increased from 26 in June 2002 to 56 in June 2003.

Brokerage and Clearing Fees

Brokerage and clearing fees were $566,000 and $396,000 during the six months ended June 30, 2003 and 2002, respectively. The increase of approximately $170,000, or 43%, from 2002 to 2003 was due to greater volume of brokerage transactions during the first six months of 2003 as compared to the similar period in 2002. MCF & Co. is a fully-disclosed broker-dealer, which has engaged a third party clearing broker to perform all of the clearance functions. The clearing broker-dealer processes and settles the customer transactions for MCF & Co. and maintains the detailed customer records. Additionally, security trades are executed by third-party broker-dealers and electronic trading systems.

Professional Services

Professional services expense was $229,000 and $270,000 during the six months ended June 30, 2003 and 2002, respectively. The decrease of approximately $41,000, or 15%, from 2002 to 2003 was primarily attributed to outside consulting services incurred in connection with the winding down of our bandwidth trading business during 2002, partially offset by costs related to filing registration statements with the Securities and Exchange Commission during 2003.

Occupancy and Equipment

Occupancy and equipment expense was $160,000 and $125,000 during the six months ended June 30, 2003 and 2002, respectively. The increase of approximately $35,000, or 28%, from 2002 to 2003 resulted mostly from increase in office space rented due to the continued hiring of institutional brokerage and investment banking professionals.

Communications and Technology

Communications and technology expense was $385,000 and $88,000 during the six months ended June 30, 2003 and 2002, respectively. The increase of approximately $297,000, or 338%, from 2002 to 2003 was due to higher telephone and data service fees incurred in our brokerage operations during 2003. The higher telephone and data service charges are the result of increased headcount and the opening of offices in California and Massachusetts.

Depreciation and Amortization

Depreciation and amortization expense was $32,000 and $199,000 during the six months ended June 30, 2003 and 2002, respectively. The decrease of approximately $167,000, or 84%, from 2002 to 2003 was due primarily to the disposal of equipment and fixtures not utilized during the fourth quarter of 2002. We purchased $76,000 of equipment and fixtures and did not dispose of any equipment or fixtures during the first six months of 2003.

Other Operating Expenses

Other operating expense was $780,000 and $538,000 during the six months ended June 30, 2003 and 2002, respectively. The increase of approximately $242,000, or 45%, from 2002 to 2003 was attributed to a loss on the settlement of a brokerage transaction with a contra broker-dealer, as well as higher insurance expense. We expect to recover the amount of the loss from the brokerage transaction. However, since the outcome of the transaction is being litigated in the Supreme Court for the State of New York, the timing of any recovery is uncertain, and accordingly, has not been recognized in the accompanying condensed consolidated financial statements.

Interest Income

Interest income was $12,000 and $28,000 during the six months ended June 30, 2003 and 2002, respectively. The decrease of approximately $16,000, or 57%, from 2002 to 2003 was due to a lower average balance of interest earning assets, which decreased during the six months ended June 30, 2003 as compared to the similar period in 2002.

Interest Expense

Interest expense was $1,296,000 and $728,000 during the six months ended June 30, 2003 and 2002, respectively. The 2003 amount included $234,000 for interest expense and $1,062,000 for amortization of discounts and debt issuance costs, while the 2002 amount included $492,000 for interest expense and $236,000 for amortization of discounts and debt issuance costs. The decline in interest expense resulted from the modified terms of the convertible note payable held by Forsythe, which became effective January 1, 2003.

Gain on Retirement of Convertible Note Payable

In April 2003, we exercised our right to cancel the convertible promissory note held by Forsythe with the principal sum of $5,949,042. The fair value of the consideration provided to Forsythe was less than the carrying amount of the convertible note payable. The difference between the fair value of the consideration provided to Forsythe and the carrying amount of the note payable was recorded as a gain in condensed consolidated statements of operations.

Loss from Discontinued Operations

Loss from discontinued operations was $0 and $263,000 during the six months ended June 30, 2003 and 2002, respectively. Loss from discontinued operations in 2002 was comprised of revenue and expenses in the amount of $730,000 and $993,000, respectively. The discontinued operations were sold in April 2002.

Income Taxes

Although we reported net income during the six months ended June 30, 2003, we continued to incur operating losses. Accordingly, we have not provided for income taxes in the current period. If we report net income for the full year ending December 31, 2003, we believe that we have adequate net operating loss and tax credit carryforwards available to offset all or substantially all of any future provision for income taxes related to our results of operations for this period.

Liquidity and Capital Resources

Historically, we have satisfied our liquidity and regulatory capital needs through the issuance of equity and debt securities. During the second quarter of 2003, we raised $3,000,000 by issuing preferred stock and convertible notes payable. As of June 30, 2003, we had long-term notes payable of $2,591,000, net of certain discounts.

Our principal assets consist of cash and cash equivalents, marketable securities held for trading purposes, restricted cash, receivables and equipment and fixtures. As of June 30, 2003, liquid assets consisted primarily of cash and cash equivalents of $2,990,000 and marketable securities of $1,234,000, for a total of $4,224,000.

Merriman Curhan Ford & Co., as a broker-dealer, is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which specifies uniform minimum net capital requirements, as defined, for their registrants. As of June 30, 2003, MCF & Co. had regulatory net capital, as defined, of $831,000, which exceeded the amount required by $664,000.

Cash and cash equivalents increased by $1,587,000 during the six months ended June 30, 2003. Cash provided by financing activities has amounted to $2,564,000 during 2003, while cash used in operating activities was $848,000, primarily attributed to our net income adjusted for certain non-cash expenses and gains, as well as increases and decreases in operating assets and liabilities. The non-cash gain included the $3,088,000 gain on the retirement of convertible note payable, while the non-cash expenses included depreciation and amortization, stock based compensation and amortization of discounts on convertible notes payable. Cash used in investing activities was $129,000, reflecting the purchase of equipment and fixtures.

We believe that our existing cash balances and investments will be sufficient to meet our liquidity and capital spending requirements for at least the next twelve months. However, we have incurred operating losses since inception and, to date, we have generated only limited revenues. Furthermore, our funding of working capital and current and future operating losses may require additional capital investment. We cannot be certain that additional debt or equity financing will be available when required or, if available, that we can secure it on terms satisfactory to us.

Dividend Policy

We have not paid any cash dividends since our inception and do not anticipate paying cash dividends in the foreseeable future.

Use of Proceeds

We will not receive any of the proceeds from the sale of common stock by the selling stockholders or the resale by them of the shares of common stock issuable on conversion of the notes and preferred stock or exercise of the warrants except for commissions that selling stockholders may pay for sales effected by them through our broker-dealer subsidiary. We will, however, receive proceeds from the exercise of warrants if any are exercised, which we intend to use for general corporate purposes.

Selling Stockholders

The registration statement, of which this prospectus forms a part, relates to the registration for the account of selling stockholders of an aggregate of 41,974,958 shares of common stock. The following table sets forth the names of the selling stockholders, the number of shares of common stock beneficially owned by them as of July 1, 2003, the number of shares of common stock being offered by them, the number of shares of common stock each selling stockholder will beneficially own if the stockholder sells all of the shares being registered and the selling stockholder’s percentage ownership of our common stock if all the shares in the offering are sold. The shares being offered hereby are being registered to permit public secondary trading and the selling stockholders may offer all or part of the shares for resale from time to time. However, the selling stockholders are under no obligation to sell all or any portion of such shares, nor are the selling stockholders obligated to sell any shares immediately, under this prospectus. All information with respect to share ownership has been furnished by the selling stockholders. Because the selling stockholders may sell all or part of their shares, no estimates can be given as to the number of shares of common stock that will be held by the selling stockholders upon termination of any offering made hereby.

The shares being offered for resale by the selling stockholders consist of shares of common stock currently owned by them and common stock issuable upon conversion of the selling stockholders’ notes and preferred stock and exercise of their warrants.

Of the 41,947,254 shares of common stock being registered, 10,800,000 shares are issuable upon conversion of 10,800,000 shares of Series C Convertible Preferred stock of the Company. These 10,800,000 shares of Series C convertible Preferred Stock were issued in exchange for convertible promissory notes of the Company on June 30, 2003. An additional 250,000 shares of common stock are issuable to the holders of the Series C Convertible Preferred Stock upon exercise of warrants issued to them in connection with that exchange. A further 8,750,000 shares of common stock are issuable upon conversion of 8,750,000 shares of Series B Convertible Preferred Stock issued in a private placement on April 3, 2003, together with an additional 2,187,500 shares of common stock that are issuable to the holders of the Series B Convertible Preferred Stock upon exercise of warrants issued to them as an inducement for their investment in the Company. Another 2,000,000 shares of the Company’s common stock being registered were issued to Forsythe McArthur Associates, Inc. on April 3, 2003 as partial consideration for the election by the Company to exercise its right to retire a convertible promissory note held by Forsythe, together with a further 500,000 shares previously issued to Forsythe in exchange for a call option giving the Company the right to retire the promissory note and a further 1,919,324 shares of common stock previously issued to Forsythe in payment of interest on the promissory note. An additional 619,000 shares of common stock are issuable upon conversion of the 619,000 shares of Series A Convertible Preferred Stock issued in consideration for the acquisition of Xpit.com, Inc. on March 21, 2001, and 1,251,486 shares of common stock are issuable upon the conversion of promissory notes issued in November 2001, together with an additional 1,000,000 shares of common stock issuable upon exercise of warrants issued to purchasers of those notes as an inducement for their investment in the Company. A further 5,000,000 shares of common stock are issuable upon conversion of promissory notes issued in April 2003, together with an additional 1,250,000 shares of common stock issuable upon exercise of warrants issued to purchasers of those notes as an inducement for their investment in the Company. A warrant to purchase 1,985,000 shares of common stock was issued to Amerex Bandwidth, Ltd. as partial consideration for an agreement relating to the Company’s previous business of bandwidth trading. The balance of the 4,462,648 shares being registered were issued, or are issuable upon the exercise of warrants or the conversion of promissory notes, in connection with various financings, equipment leases and real estate leases of the Company.

We believe, based on information supplied by the selling stockholders, that except as may otherwise be indicated in the notes to the table below, each of them has sole voting and investment power with respect to the shares of common stock owned by them and issuable on conversion of the notes and preferred stock and exercise of the warrants.

To our knowledge, none of the selling stockholders has had any position with, held any office of, or had any other material relationship with us except for:

•	Robert E. Ford, who is our President and Chief Operating Officer;

•	Gregory S. Curhan, who is our Executive Vice President and Chief Financial Officer;

•	Kenneth R. Werner, trustee of the Kenneth R. Werner Revocable Trust, who is our Senior Vice President, Trading;

•	Mark Burger, who was the President of our subsidiary RMG Partners Corporation until its sale in April 2002; and

•	Patrick Arbor, Donald H. Sledge, Ronald Spears, John E. McConnaughy, Jr., and Steven W. Town, who are members of our Board of Directors.

Mr. Town is also the co-chief executive officer of Amerex Bandwidth, Ltd, a selling stockholder and a brokerage services firm that executed bandwidth trades for us pursuant to an agreement under which, among other things, we reimbursed Amerex for expenses approximating $699,000 in 2001. We also issued warrants to Amerex to purchase 2,300,000 shares of our common stock at prices ranging from $4.70 to $5.37 per share, which terminate on December 17, 2005. Amerex is a selling stockholder and pursuant to this prospectus is offering the shares issuable upon exercise of these warrants.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission, which generally includes voting or investment power with respect to securities and also includes common stock issuable upon conversion of notes and preferred stock and exercise of warrants and options that are convertible and/or exercisable within 60 days of the date hereof. Percentage calculations are based upon 26,849,476 shares of our common stock outstanding as of July 1, 2003.

Name of Selling Stockholder	Common Stock Owned Prior to Offering (1)		Percent of Stock Owned Prior to Offering (1)		Common Stock Offered (1)		Common Stock Owned After Common Offering (1)(2)		Percent of Common Stock Owned After Offering (1)(2)
Amerex Bandwidth, Ltd.	1,985,000	(3)(4)	6.8	(3)(4)	1,985,000	(3)(4)	0	(4)	0.0	(4)
Patrick Arbor	411,250	(3)(5)	1.5	(3)(5)	186,250	(3)(5)	225,000	(3)	*	(3)
Mark Burger	122,600		*		122,600		0		0.0
Barry W. Blank Trustee, Barry W. Blank Trust dated 11/13/96	1,719,088	(3)	6.2	(3)	1,719,088	(3)	0		0.0
Richard E. Boerke	115,384	(5)	*	(5)	115,384	(5)	0		0.0
Gregory S. Curhan	482,708	(3)(5)	1.8	(3)(5)	102,500	(3)(5)	380,208	(3)	1.4	(3)
Courtlandt Gates	5,623	(5)	*	(5)	5,623	(5)	0		0.0
Don Canada & Gayle Canada	106,250	(3)(5)	*	(3)(5)	106,250	(3)(5)	0		0.0
CQG, Inc.	531,250	(3)(5)	2.0	(3)(5)	531,250	(3)(5)	0		0.0
James E. Coles	312,500	(3)(5)	1.2	(3)(5)	312,500	(3)(5)	0		0.0
Corporation of the President of The Church of Jesus Christ of Latter-day Saints	71,618	(5)	*	(5)	71,618	(5)	0		0.0
Dolphin Offshore Partners, L.P.	1,562,500	(3)(5)	5.7	(3)(5)	1,562,500	(3)(5)	0		0.0
Dorsey Ventures, LLC	1,162,500	(3)(5)	4.3	(3)(5)	1,162,500	(3)(5)	0		0.0
Harold O. Shattuck	250,000	(3)(5)	*	(3)(5)	250,000	(3)(5)	0		0.0
Thomas S. Felker Profit Sharing Plan	312,500	(3)(5)	1.2	(3)(5)	312,500	(3)(5)	0		0.0
Richard Fels & Carla Fels	73,818	(3)(5)	*	(3)(5)	73,818	(3)(5)	0		0.0
Ford Investors Limited	425,000	(3)(5)	1.6	(3)(5)	425,000	(3)(5)	0		0.0
Rob Ford & Lindsey Ford (6)	1,292,335	(3)(5)(7)	4.6	(3)(5)(7)	136,250	(3)(5)(7)	1,156,085	(3)(7)	4.1	(3)(7)
Forsythe McArthur Associates, Inc.	5,407,157	(3)	19.3	(3)	5,407,157	(3)	0		0.0
Carl E. Frankson	312,500	(3)(5)	1.2	(3)(5)	312,500	(3)(5)	0		0.0
Brock Ganeles	656,250	(3)(5)	2.4	(3)(5)	656,250	(3)(5)	0		0.0
Soledad Garcia	16,500		*		16,500		0		0.0
Kenneth S. Hammer	106,250	(3)(5)	*	(3)(5)	106,250	(3)(5)	0		0.0
Walter F. Harrison, III	1,250,000	(3)(5)	4.6	(3)(5)	1,250,000	(3)(5)	0		0.0
Highfields Capital, Ltd.	6,562,500	(3)(5)	9.9	(3)(5)(11)	6,562,500	(3)(5)	0		0.0
Highfields Capital I, LP	937,500	(3)(5)	3.4	(3)(5)	937,500	(3)(5)	0		0.0
Highfields Capital II, LP	1,875,000	(3)(5)	6.6	(3)(5)	1,875,000	(3)(5)	0		0.0
Hightown, Ltd.	156,250	(3)(5)	*	(3)(5)	156,250	(3)(5)	0		0.0
HSBC Global Custody Nominee	1,275,000	(3)(5)	4.7	(3)(5)	1,275,000	(3)(5)	0		0.0
The Intergroup Corporation	625,000	(3)(5)	2.3	(3)(5)	625,000	(3)(5)	0		0.0
Larry G. Kirk & Judy G. Kirk TIC	147,635	(3)(5)	*	(3)(5)	147,635	(3)(5)	0		0.0
Stephen C. Lehman	425,000	(3)(5)	1.6	(3)(5)	425,000	(3)(5)	0		0.0
Maryon D. Lewis	35,270	(3)	*	(3)	35,270	(3)	0		0.0
John E. McConnaughy, Jr.	885,811	(3)(5)	3.2	(3)(5)	885,811	(3)(5)	0		0.0
Julian Mann	35,000		*		35,000		0		0.0
Timothy Meckel	5,623	(5)	*	(5)	5,623	(5)	0		0.0
Richard Michaelson	73,818	(3)(5)	*	(3)(5)	73,818	(3)(5)	0		0.0
MicroCapital, LLC	1,058,634	(3)(5)(8)	3.9	(3)(5)(8)	1,058,634	(3)(5)(8)	0		0.0
Morgens Waterfall Holdings, LLC	2,125,000	(3)(5)	7.9	(3)(5)	2,125,000	(3)(5)	0		0.0
MH Capital Partners, L.P.	147,635	(3)(5)	*	(3)(5)	147,635	(3)(5)	0		0.0
Rob Nixon Trustee, Rob Nixon trust	73,818	(3)(5)	*	(3)(5)	73,818	(3)(5)	0		0.0
Derrick Parkhill	315,000	(3)	1.1	(3)	315,000	(3)	0		0.0
Jon Plexico	275,000	(3)(5)	1.0	(3)(5)	275,000	(3)(5)	0		0.0
Portsmouth Square, Inc.	625,000	(3)(5)	2.3	(3)(5)	625,000	(3)(5)	0		0.0

Name of Selling Stockholder	Common Stock Owned Prior to Offering (1)		Percent of Stock Owned Prior to Offering (1)		Common Stock Offered (1)		Common Stock Owned After Common Offering (1)(2)		Percent of Common Stock Owned After Offering (1)(2)
PWREF/MCC China Basin, LLC	50,000	(3)(5)	*	(3)(5)	50,000	(3)(5)	0		0.0
Ramsey Financial	421,751	(5)	1.6	(5)	421,751	(5)	0		0.0
Earl S. Rivers	106,250	(3)(5)	*	(3)(5)	106,250	(3)(5)	0		0.0
Malcolm Rogers, Jr. & Janet Rogers	1,333,000	(3)(5)	4.9	(3)(5)	507,296	(3)(5)	825,704	(3)	3.0	(3)
SACC Partners, Ltd.	50,000	(3)	*	(3)	50,000	(3)	0		0.0
Santa Fe Financial Corp.	312,500	(3)(5)	1.2	(3)(5)	312,500	(3)(5)	0		0.0
Allen Shoup & Kathleen Shoup	212,500	(3)(5)	*	(3)(5)	212,500	(3)(5)	0		0.0
Ron Spears	410,000	(3)	1.5	(3)	10,000	(3)	400,000	(3)	1.5	(3)
Lynn Stiefeling	10,000		*		10,000		0		0.0
Theodore H. Swindells	1,528,969	(3)(5)(9)	5.5	(3)(5)(9)	515,000	(3)(5)(9)	1,013,969	(3)(5)	3.7	(3)(5)
Tsunami Partners, LP	1,000,000	(3)(5)	3.7	(3)(5)	1,000,000	(3)(5)	0		0.0
Switch & Data Facilities Company, LLC	200,000		*		200,000		0		0.0
Tenaire Inc., P/S/Tr Dtd 1/30/69, Thomas Babington trustee	147,635	(3)(5)	*	(3)(5)	147,635	(3)(5)	0		0.0
Leonard Toboroff	106,250	(3)(5)	*	(3)(5)	106,250	(3)(5)	0		0.0
Steven W. Town	321,250	(3)(5)(10)	1.2	(3)(5)(10)	106,250	(3)(5)(10)	215,000		0.8
Kenneth Werner Rev Trust	895,700	(3)(5)	3.3	(3)(5)	762,500	(3)(5)	133,200		*
John V. Winfield	2,340,800	(3)(5)	8.6	(3)(5)	2,250,000	(3)(5)	90,800		*
Murphy & Durieu	590,540	(3)	2.1	(3)	590,540	(3)	0		0.0

Total	46,387,220				41,947,254		4,439,966

Officers and Directors	4,459,604		14.6		2,083,311		2,376,293		8.1

*	Less than 1%

(1)	This information is based on information provided to us by the selling stockholders.

(2)	Assumes the sale of all shares offered in this prospectus.

(3)	Includes shares of our common stock held by the selling stockholder, as well as, common stock issuable upon conversion of notes and/or exercise of warrants or options that are exercisable or vested within 60 days of the date hereof.

(4)	Excludes shares of our common stock owned by Steven W. Town.

(5)	Includes shares of our common stock issuable upon conversion of our Series A, Series B and/or Series C Convertible Preferred Stock.

(6)	45,000 of these shares are owned in the name of Robert E. Ford and Lindsey P. Ford JTTEN.

(7)	1,135,203 of these shares are issuable upon exercise of options owned by Mr. Ford.

(8)	411,862 of these shares are owned in the name of MicroCapital Fund, LP and 221,772 of these shares are owned in the name of MicroCapital Fund, Ltd. MicroCapital LLC is the general partner and investment advisor to MicroCapital Fund, LP and MicroCapital Fund, Ltd. Ian P. Ellis is the principal owner of MicroCapital LLC and has sole responsibility for the selection, acquisition and disposition of the portfolio securities by MicroCapital LLC on behalf of its funds.

(9)	150,000 of these shares are held indirectly by Mr. Swindells.

(10)	Excludes shares of our common stock owned by Amerex Bandwidth, Ltd.

(11)	By the terms of its securities purchase agreement Highfields Capital, Ltd. cannot convert its preferred stock into common stock if the result would cause it to beneficially own more than 9.99% of the Company’s common stock.

Plan of Distribution

The selling stockholders may sell shares of our common stock offered by this prospectus from time to time to purchasers directly by them in one or more transactions at a fixed price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the holders of such securities or by agreement between such holders and underwriters or dealers who may receive fees or commissions in connection with such sales.

Each of the selling stockholders may, from time to time, offer shares of our common stock beneficially owned by him or her through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling stockholder and the purchasers of the shares for whom they may act as agent. Each of the selling stockholders will be responsible for payment of any commissions, concessions and discounts of underwriters, dealers or agents. The aggregate proceeds to the selling stockholders from the sale of the shares of our common stock offered by them will be the purchase price of such shares less discounts and commissions, if any. Each of the selling stockholders reserves the right to accept and, together with his or her agents, from time to time to reject, in whole or in part, any proposed purchase of shares to be made directly or through agents. Alternatively, the selling stockholders may sell all or a portion of the shares of our common stock beneficially owned by them and offered from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling stockholders may also make private sales directly or through a broker or brokers.

From time to time, the selling stockholders may transfer, pledge, donate or assign shares of our common stock to lenders or others. The number of shares beneficially owned by a selling stockholder who transfers, pledges, donates or assigns shares of our common stock will decrease as and when he or she takes such actions. The plan of distribution for shares sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders under this prospectus and may sell their shares in the same manner as the selling stockholders.

A selling stockholder may enter into hedging transactions with broker-dealers, and the broker-dealers may engage in short sales of the shares of our common stock in the course of hedging the positions they assume with such selling stockholder, including in connection with the distribution of the shares of our common stock by such broker-dealers. In addition, a selling stockholder may, from time to time, sell short the shares of our common stock, and in such instances, this prospectus may be delivered in connection with such short sales and the shares offered may be used to cover such short sales. The selling stockholders may also enter into options or other transactions with broker-dealers that involve the delivery of the shares of our common stock to the broker-dealers, who may then resell or otherwise transfer such shares. The selling stockholders may also loan or pledge the shares to a broker-dealer and the broker-dealer may sell the shares as loaned or upon a default may sell or otherwise transfer the pledged shares.

The selling stockholders and any underwriters, dealers or agents that participate in the distribution of the shares of our common stock offered by this prospectus may be deemed to be underwriters within the meaning of the Securities Act, and any discounts, commissions or concessions received by them and any provided pursuant to the sale of shares by them might be deemed to be underwriting discounts and commissions under the Securities Act of 1933 (the “Securities Act”).

In addition, any securities covered by this prospectus, which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act, may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. We cannot assure you that any selling stockholder will sell any or all of the shares of our common stock described in this prospectus, and any selling stockholder may transfer, devise or gift such securities by other means not described in this prospectus.

If necessary, we will set forth the specific shares of our common stock to be sold in this prospectus, the names of the selling stockholders, the respective purchase prices and public offering prices, the name of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

We will pay substantially all of the expenses incurred by the selling stockholders and us incident to the offering and sale of the shares of our common stock pursuant to this prospectus.

Under the Exchange Act of 1934 (the “Exchange Act”) and the regulations thereunder, any person engaged in the distribution of shares of common stock, or securities convertible into common stock, offered by this prospectus may not simultaneously engage in market-making activities with respect to the common stock during the applicable “cooling off” period prior to the commencement of this distribution. In addition, and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M promulgated under the Exchange Act, in connection with transactions in the shares, which provisions may limit the timing of purchases and sales of shares of common stock by the selling stockholders.

Sales of any shares of common stock by the selling stockholders may depress the price of the common stock.

Description of Securities

The following section does not purport to be complete and is qualified in all respects by reference to the detailed provisions of our certificate of incorporation and by-laws, as amended, copies of which have been filed with the Securities and Exchange Commission.

Capital Stock

Our authorized capital stock consists of 300 million shares of common stock, $0.0001 par value per share, and 60 million shares of preferred stock, $0.0001 par value per share.

Common Stock

Under our certificate of incorporation, our Board of Directors is authorized, subject to limitations prescribed by law and certain rules of the American Stock Exchange, without further stockholder approval, from time to time to issue up to an aggregate of 300 million shares of common stock. There were 27,099,746 shares issued and outstanding as of August 14, 2003. Holders of our common stock are entitled to:

•	one vote per share;

•	share in all dividends that our Board of Directors, in its discretion, declares from legally available funds; and

•	participate pro rata in all assets subject to the prior rights of creditors and holders of any preferred stock, in the event of our liquidation, dissolution or winding up.

Holders of our common stock have no cumulative voting rights and no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

We have reserved an aggregate of 29,500,000 shares of our common stock for issuance to directors, officers and other key employees pursuant to four stock option plans and one employee stock purchase plan. As of June 30, 2003, we have issued options to purchase 12,970,732 shares of our common stock under these plans of which options to purchase 6,669,669 shares of our common stock are currently exercisable. The exercise prices of these options range from $0.18 per share to $7.00 per share.

In addition, we have notes and preferred stock that are convertible into an aggregate of 28,766,217 shares and warrants that are exercisable for an aggregate of 8,234,953 shares of our common stock. The selling stockholders who are offering the underlying shares for sale pursuant to this prospectus own the preferred stock and certain of the notes and warrants. We have also issued one convertible promissory note with a principal amount of $1,000,000. This note can be converted to common stock at a rate of $0.20 per share and matures on April 30, 2008.

Preferred Stock

Our Board of Directors has the authority, without further stockholder approval, to issue up to an aggregate of 60 million shares of preferred stock in one or more series. Each series may have different rights, preferences and designations and qualifications, limitations and restrictions.

There are 619,999 shares of non-redeemable Series A Convertible Preferred Stock currently issued and outstanding. The Series A is convertible into common stock on a share for share basis, subject to change pursuant to anti dilution provisions. Holders of the Series A are entitled to:

•	cumulative dividends in kind at the rate of 6% per annum;

•	a liquidation preference equal to $2.75 per share;

•	one vote for each share of common stock into which the Series A Convertible Preferred Stock is convertible; and

•	elect two directors as long as no less than 1,000,000 shares of Series A Convertible Preferred Stock is outstanding.

There are 8,750,000 shares of non-redeemable Series B Convertible Preferred Stock currently issued and outstanding. The Series B is convertible into common stock on a share for share basis. Holders of the Series B Convertible Preferred Stock are entitled to:

•	cumulative dividends at the rate of 3% per annum;

•	one vote for each share of common stock into which the Series B Convertible Preferred Stock is convertible; and

•	elect two directors if the dividends are not paid for two consecutive quarters, so long as not less than 2,000,000 shares of Series B Convertible Preferred Stock is outstanding.

There are 11,800,000 shares of non-redeemable Series C Convertible Preferred Stock currently issued and outstanding. The Series C Convertible Preferred Stock is convertible into common stock on a share for share basis. Holders of the Series C are entitled to

•	cumulative dividends at the rate of 3% per annum;

•	one vote for each share of common stock into which the Series C Convertible Preferred Stock is convertible; and

•	elect two directors if the dividends are not paid for two consecutive quarters, so long as not less than 2,000,000 shares of Series C Convertible Preferred Stock is outstanding.

Our amended certificate of incorporation authorizes our Board of Directors, without any vote or action by the holders of our common stock, to issue preferred stock from time to time in one or more series. Our Board of Directors is authorized to determine the number of shares and to fix the:

•	powers,

•	designations,

•	preferences, and

•	relative, participating, optional or other special rights

of any series of preferred stock. Depending on the terms established by our Board of Directors, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon our liquidation as well as other matters.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is OTC Stock Transfer, Inc., Salt Lake City, Utah.

Material Changes

At the 2003 Annual Meeting of Stockholders on June 20, 2003, the stockholders of the Company approved the adoption of the 2003 Stock Option and Incentive Plan. Awards may be made under the 2003 Stock Option and Incentive Plan to our directors, employees of or consultants to MCF or any of our subsidiaries or affiliates, including any such employee who is an officer or director of us or of any subsidiary or affiliate. A total of 12,600,000 shares of common stock is reserved for issuance under this plan.

Legal Matters

The validity of the securities offered by this prospectus will be passed upon for us by Carr & Ferrell LLP, Palo Alto, California.

Experts

The consolidated financial statements of MCF Corporation and its subsidiaries as of December 31, 2002 and for the year then ended have been incorporated by reference in this prospectus and in the registration statement in reliance upon the reports of Ernst & Young LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of MCF Corporation and its subsidiaries as of December 31, 2001 and 2000 and for each of the two years ended December 31, 2001 have been incorporated by reference in this prospectus and in the registration statement in reliance upon the reports of Arthur Andersen LLP, independent public accountants, and upon the authority of said firm as experts in accounting and auditing. We have not been able to obtain the written consent of Arthur Andersen LLP as required by Section 7 of the Securities Act after reasonable efforts. Accordingly, investors will not be able to sue Arthur Andersen LLP pursuant to Section 11(a)(4) of the Securities Act and therefore may have their recovery limited as a result of the lack of consent.

Disclosure of Commission Position on Indemnification

for Securities Act Liabilities

Delaware General Corporation Law Section 145 provides for indemnification of directors and officers in terms sufficiently broad to permit such indemnification, under certain circumstances, for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. In addition, Delaware law provides that a corporation may purchase and maintain insurance on behalf of an officer or director against liability incurred by the officer or director as an officer or director.

Our Certificate of Incorporation and Amended Bylaws require that we indemnify our directors and officers to the fullest extent allowed under Delaware law. Our Amended Bylaws also provide that we may purchase and maintain insurance on behalf of our officers and directors against any liability asserted against them as officers and directors. Currently, we carry directors and officers liability insurance, which may insure against officer or director liability arising under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, or otherwise, we have been advised that in the opinion of the Commission this indemnification is against public policy as expressed in the Securities Act and the Exchange Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities, other than our payment of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by that director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether this indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

Incorporation by Reference

The Securities and Exchange Commission allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Securities and Exchange Commission will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings we may make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is terminated. This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, Registration No. 333-106831.

(a)	Annual Report on Form 10-K for our fiscal year ended December 31, 2002 filed March 31, 2003, as amended by the 10-K/A filed April 30, 2003;

(b)	Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2003 filed April 30, 2003 and for the period ended June 30, 2003 filed August 6, 2003;

(c)	Current Report on Form 8-K filed on April 9, 2003 relating to the issuance of the Series B Convertible Preferred Stock, Current Report on Form 8-K filed on April 9, 2003 relating to the restructuring of a convertible promissory note held by Forsythe McArthur Associates, Inc., Current Report on Form 8-K filed on July 3, 2003 relating to the issuance of the Series C Convertible Preferred Stock; and

(d)	Notice of Annual Meeting and Proxy Statement filed on June 2, 2003.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: MCF Corporation, 601 Montgomery Street, 18th Floor, San Francisco, California 94111-2622, telephone number (415) 248-5600.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

Available Information

We have filed a registration statement on Form S-3 under the Securities Act with the Securities and Exchange Commission with respect to the shares offered hereby. This prospectus is filed as a part of the registration statement. It does not contain all of the information included in the registration statement and exhibits and we refer you to such omitted information. Statements made in this registration statement are summaries of the terms of these referenced contracts, agreements or documents and are not necessarily complete. We refer you to each exhibit for a more complete description of the matters involved and these statements shall be deemed qualified in their entirety by this reference.

In addition, we file annual, quarterly, and special reports, proxy statements, and other information with the Securities and Exchange Commission.

You may read and copy our registration statement on Form S-3, the exhibits thereto, any reports, statements and other information we file at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operations of the public reference room. Our filings with Securities and Exchange Commission are also available on the Securities and Exchange Commission’s Internet site, which is http://www.sec.gov. Our common stock is traded on the American Stock Exchange where you can inspect reports and other information about us.

No dealer, salesman or any other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The information contained in this Prospectus is current only as of this date.

41,947,254 SHARES OFFERED BY SELLING STOCKHOLDERS, 6,097,058 SHARES CURRENTLY OUTSTANDING AND 35,850,196 SHARES ISSUABLE UPON CONVERSION OF NOTES AND PREFERRED STOCK AND EXERCISE OF WARRANTS

MCF CORPORATION

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

SEC Registration Fee	$1,801
Printing	$5,000	*
Legal Fees and Expenses	$20,000	*
Listing fees	$22,000	*
Miscellaneous Expenses	$7,500	*

TOTAL	$56,301	*

*Estimated

The Selling Stockholders will not pay any portion of the foregoing expenses.

Item 15. Indemnification of Directors and Officers

Delaware General Corporation Law Section 145 provides for indemnification of directors and officers in terms sufficiently broad to permit such indemnification, under certain circumstances, for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. In addition, Delaware law provides that a corporation may purchase and maintain insurance on behalf of an officer or director against liability incurred by the officer or director as an officer or director.

Our Certificate of Incorporation and Bylaws require that we indemnify our directors and officers to the fullest extent allowed under Delaware law. Our Bylaws also provide that we may purchase and maintain insurance on behalf of our officers and directors against any liability asserted against them as officers and directors. Currently, we carry directors and officers liability insurance, which may insure against officer or director liability arising under the Securities Act.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16. Exhibits

4.1	Certificate of Incorporation, as amended (incorporated herein by reference to Exhibit 3.1 to MCF’s Registration Statement on Form S-1 (Reg. No. 333-37004)).+

4.2	Amended and Restated Bylaws, as amended. (incorporated by reference to Exhibit 10.3 to MCF’s Registration Statement on Form S-1 (Reg. No. 333-53316)).+

4.3	Amended Certificate of Designation of Series A Convertible Preferred Stock. *

4.4	Certificate of Designation of Series B Convertible Preferred Stock.*

4.5	Certificate of Designation of Series C Convertible Preferred Stock.*

4.6	Certificate of Amendment to Certificate of Incorporation*

5.1	Opinion of Carr & Ferrell LLP.*

23.1	Consent of Ernst & Young LLP, independent auditors.**

23.2	Consent of Carr & Ferrell LLP (included with Exhibit 5.1).

+	Incorporated by reference.
*	Previously filed.
**	Filed herewith.

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Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing this Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, in the City of San Francisco, State of California, on September 9, 2003.

MCF CORPORATION

By:	/s/ D. JONATHAN MERRIMAN
D. Jonathan Merriman Chief Executive Officer

In accordance with the requirements of the Securities Act, this registration statement was signed by the following persons in the capacities and on the dates stated.

/s/ D. JONATHAN MERRIMAN	Chairman of the Board and Chief Executive Officer	September 9, 2003
D. Jonathan Merriman

/s/ GREGORY S. CURHAN	Executive Vice President and Chief Financial Officer	September 9, 2003
Gregory S. Curhan

/s/ PATRICK ARBOR	Director	September 9, 2003
Patrick Arbor

/s/ DONALD H. SLEDGE	Director	September 9, 2003
Donald H. Sledge

/s/ RONALD E. SPEARS	Director	September 9, 2003
Ronald E. Spears

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